Exhibit 99.2


Magna International Inc.

337 Magna Drive
Aurora, Ontario, Canada L4G 7K1
Tel (905) 726-2462
Fax (905) 726-7173



MAGNA INTERNATIONAL INC.
ANNUAL MEETING OF SHAREHOLDERS
Thursday, May 10th, 2012

REPORT OF VOTING RESULTS
(pursuant to National Instrument 51-102, Sec.11.3)



Scott Bonham - elected as director

FOR -
186,805,447.00
WITHHELD - 1,254,907.00

% FOR - 99.33
% AGAINST - 0.67


Peter G. Bowie - elected as director


FOR -
186,808,661.00
WITHHELD- 1,251,694.00
% FOR - 99.33
% WITHHELD - 0.67


Hon. J. Trevor Eyton- elected as director


FOR -
185,053,868.00
WITHHELD - 3,006,486.00

% FOR - 98.4
% WITHHELD - 1.60


V. Peter Harder - elected as director



FOR - 183,095,586.00
WITHHELD - 4,964,768.00

% FOR - 97.36
% WITHHELD - 2.64


Lady Barbara Thomas Judge - elected as director


FOR -
168,039,419.00
WITHHELD - 20,020,935.00

% FOR - 89.35
% WITHHELD - 10.65


Kurt J. Lauk - elected as director


FOR -
187,548,509.00
WITHHELD - 511,845.00

% FOR - 99.73
% WITHHELD - 0.27


Frank Stronach - elected as director


FOR -
150,327,030.00
WITHHELD - 37,733,324.00

% FOR - 79.94
% WITHHELD - 20.06


Donald J. Walker - elected as director



FOR - 185,555,237.00
WITHHELD - 2,505,117.00

% FOR - 98.67
% WITHHELD - 1.33


Lawrence D. Worrall - elected as director



FOR - 186,592,975.00
WITHHELD - 1,467,380.00

% FOR - 99.22
% WITHHELD - 0.78


William Young - elected as director


FOR -
187,395,596.00
WITHHELD - 664,758.00

% FOR - 99.65
% WITHHELD - 0.35


Appointment of Auditors


FOR -
187,757,492.00
WITHHELD - 4,536,120.00

% FOR - 97.64
% WITHHELD - 2.36


Advisory Resolution on Approach to Executive Compensation



FOR - 150,937,745.00
AGAINST - 37,122,606.00

% FOR - 80.26
% AGAINST - 19.74

Date:  May 10, 2012



MAGNA INTERNATIONAL INC.



/s/ "Bassem A. Shakeel"




Bassem A. Shakeel
Vice-President and Secretary